SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

COOPER CAMERON CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Asets Available for Benefits
Year ended December 31, 2004

(Unaudited)
Savings &
Investment
Plan 004
Additions:
Employer Contributions	20,134
less prior year accrual	(2,339)
plus current year accrual	2,233

Employer Contributions	20,028

Participant Contributions	56,451

Total Contributions	76,479

Loan Interest	4,981
Net Investment gain(loss) from CCC Master Trust for Defined Contribution Plans	89,669

Total Additions:	171,129

Deductions:
Benefit Payments	(81,387)
Fees and Expenses	—

(81,387)

Other Changes in net assets:
Net Asset Additions & Withdrawals (Transfers)	—

Net Increase (decrease)	89,742

Net assets available for benefits:
Beginning of period (py audit reports)	1,069,182

End of period	1,158,924

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Statement of Net Asets Available for Benefits
Year Ended December 31, 2004

(Unaudited)
Savings &
Investment
Plan 004
Assets:
Employer Contribution Receivable	2,233
Participant Loan	49,701
Plan Interest in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans:
Washington Mutual Investors A	217,152
EuroPacific Growth A	37,048
Franklin Balance Sheet Investment A	87,974
Lord Abbett Developing Growth A	48,115
Growth Fund of America/MFS Mass	88,727
PRIMCO Stable Value Fund (fixed income fund)	183,868
Cooper Cameron Stock Fund (company stock fund)	4,706
State Street S&P500 Index	147,626
PIMCO Total Return Fund/Admin	291,774

Plan Interest in Master Trust	1,106,990

Net Assets Available for benefits	1,158,924

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SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES

/s/ Jane C. Schmitt
By:	Jane C. Schmitt Member of the Plan Administration Committee

Date: June 29, 2005

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